SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN MAINTAINS EBITDA MARGIN OVER 46% IN 3Q10

São Paulo, Brazil, October 28, 2010

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the third quarter of 2010 (3Q10), in accordance with Brazilian accounting principles, and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2010 (2Q10), unless otherwise stated. The Real/US Dollar exchange rate on September 30, 2010 was R$1.694.

Executive Summary

  The EBITDA margin reached 46.4% in 3Q10;
  Year-to-date EBITDA totaled R$4.9 billion, a 105% improvement over 9M09. In 3Q10, EBITDA reached R$1.8 billion;
  Gross profit in 9M10 amounted to R$5.2 billion, 98% up year-on-year and a new Company record. In 3Q10, gross profit reached R$1.9 billion;
  The 3Q10 gross margin reached 48.7%;
  Net income in the first nine months of 2010 was R$2.1 billion, 13% higher than the same period in 2009. In 3Q10, net income reached R$720 million;
  Year-to-date net revenue of R$11.0 billion was also a new Company record. In 3Q10, net revenue totaled R$3.9 billion;
  Mining revenue reached a record of R$1.2 billion, 42% up on 2Q10;
  Iron ore sales totaled 7.0 million tonnes in 3Q10, the Company’s highest-ever figure;
  Consolidated steel product sales volume in the domestic market, where margins are historically higher, accounted for 87% of total sales volume in 3Q10;
  The net debt/EBITDA ratio closed the third quarter at 1.54x, based on EBITDA of R$6.1 billion in the last 12 months, virtually stable when compared to the 1.56x recorded at the end of 2Q10;
  In July 2010, CSN, through its wholly-owned subsidiary CSN Resources S.A., issued bonds worth US$1 billion at 6.5% p.a. and maturing in July 2020;
  In September 2010, CSN, through its wholly-owned subsidiary CSN Islands XII Corp., issued perpetual bonds worth US$1 billion at 7.0% p.a.; the proceeds were used mainly to settle the US$750 million perpetual bonds issued by CSN Islands X Corp, with return of 9.5% p.a.;
  CSN is a highly liquid company, with a cash position of R$ 11.5 billion.

Investor Relations Team
On September 30, 2010	- IR Executive Officer: Paulo Penido Pinto Marques
· BM&FBovespa: CSNA3 R$29.33/share	- Manager: David Moise Salama - +55 (11) 3049-7588
· NYSE: SID US$17.67/ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - +55 (11) 3049-7592
· Total no. of shares = 1,510,359,220	- Specialist: Fábio Romanin – +55 (11) 3049-7598
· Market cap: R$42.8 billion/US$25.8 billion	- Senior Analyst: Fernando Campos – +55 (11) 3049-7591
invrel@csn.com.br	- Analyst: Stephan Szolimowski – +55 (11) 3049-7593
- Intern: Erica Domene Firmo – +55 (11) 3049-7526

Consolidated Highlights	3Q09	2Q10	3Q10	3Q10 X 2Q10 (Var%)	3Q10 X 3Q09 (Var%)
Crude Steel Production (thousand t)	1,177	1,199	1,233	3%	5%
Steel Sales Volume (thousand t)	1,320	1,300	1,191	-8%	-10%
Domestic Market	884	1,151	1,031	-10%	17%
Export Market	436	149	160	7%	-63%
Net Revenue per unit (R$/t)	1,667	2,074	2,055	-1%	23%
Financial Data (RS MM)
Net Revenue	2,986	3,873	3,949	2%	32%
Gross Profit	1,095	1,870	1,924	3%	76%
EBITDA	992	1,796	1,832	2%	85%
EBITDA Margin	33%	46%	46%	-	13 p.p.
Net Income (R$ MM)	1,150	894	720	-19%	-37%
Net Debt (R$ MM)	5,858	8,268	9,436	14%	61%

(* ) last 12 months

Economic and Sector Scenario

Brazil

Brazil remains on the spotlight of the world economic scenario and continues to attract investments: the Central Bank expects direct foreign investments of more than US$30 billion in 2010, according to the Central Bank’s FOCUS report.

The business community and consumer optimism reflects the favorable scenario in Brazil. The FGV (Getulio Vargas Foundation)’s consumer confidence index has already reached 120 points, while industrial intermediate goods capacity use, also measured by the FGV, is running at 86.7%, the highest ratio in recent years.

Average workers’ income, calculated by IBGE (Brazilian Institute of Geography and Statistics), has reached their highest level for eight years and unemployment continues to decline, having fallen to 6.2%, its lowest ever figure.

Loan operations have been climbing strongly since January and had already reached R$1.6 trillion in August, 19% up year-on-year. Credit’s share of GDP increased to 46% and default continued to fall.

High wages, low unemployment and the greater availability of credit help fuel the economic performance in the country. According to the IBGE, the retail sector recorded growth for the fourth consecutive month, having posted year-on-year sales volume expansion of 10% in the first eight months of 2010.

The new comers of Brazil’s emerging middle class will fuel consumption still further. According to a survey conducted by IBOPE (Brazilian Institute of Public Opinion and Statistics), 37% of Brazilians in the C income group intend to buy a home in the coming years, while around 10 million will acquire a car. According to the Central Bank’s FOCUS report, GDP growth should exceed 7% in 2010.

The exchange rate has been falling consistently and the government has been signalizing its intention of preventing the appreciation of the Real. Consequently, in addition to buying dollars and building up its foreign reserves, which were above US$280 billion in October, it raised the IOF (financial operations tax) rate from 2% to 6% in an attempt to reduce the gains on foreign fixed-income investments in Brazil.

Also according to the latest FOCUS report, annual inflation will exceed 5% but will still be within the Central Bank’s stipulated fluctuation band. On the other hand, the SELIC base rate is unlikely to go up further, remaining at 10.75% p.a.

Macroeconomic Projections

	2010	2011
IPCA (%)	5.27	4.98
Commercial dollar (final) – R$	1.70	1.79
SELIC (final - %)	10.75	11.75
GDP (%)	7.55	4.50
Industrial Production (%)	11.27	5.20
Source: FOCUS BACEN	Base: October 22, 2010

Sectors:

Steel:

According to World Steel Association, steel capacity use in 66 countries recorded its fourth consecutive monthly decline in August, reaching 73%. This was due to the slow recovery of consumption in the developed economies and destocking movement. In the first nine months of 2010, global production totaled 1 billion tonnes, 20% up year-on-year.

In Brazil, steel production also moved up in 9M10 over the same period last year, although this was accompanied by increased steel products imports, fueled by oversupply in the international market, the appreciated Real and the granting of import incentives by certain state governments.

According to the Brazilian Steel Institute (IABr), production through September 2010 totaled 24.8 million tonnes of crude steel and 11.8 million tonnes of rolled flat steel, 34% and 46% up, respectively, over the same period in 2009. In 3Q10, crude steel production was 8.4 million tonnes, stable when compared to the previous quarter, and rolled flat production stood at 4 million tonnes, down by 2% over 2Q10.

Apparent flat steel consumption totaled 12.0 million tonnes in 9M10, 64% up year-on-year, while in 3Q10, apparent consumption was 4.1 million tonnes, down 2% over 2Q10.

Domestic sales recorded equally expressive growth, with rolled flat products climbing by 46% year-on-year in 9M10 to 9.1 million tonnes. Third-quarter sales came to 3 million tonnes, 8% down on 2Q10, reflecting the high inventories of steel distributors.

Steel product exports stood at 6.0 million tonnes in 9M10, 5% less than in 9M09, and third-quarter exports stood at 1.7 million tonnes, 23% down on the quarter before.

Automotive:

The auto industry did well in 3Q10 and ANFAVEA (the vehicle manufacturers’ association, which consolidates sector data) raised its production and export estimates for 2010. According to the association, Brazilian vehicle output should reach 3.6 million units, 13% more than in 2009.

Also according to ANFAVEA, production reached 2.72 million units in 9M10, 17% up year-on-year, and 965,000 units in 3Q10, 7% more than in the previous three months.

A total of 2.5 million vehicles were licensed in the first nine months, 9% up on the same period last year, and 922,000 units in 3Q10, 16% higher than in 2Q10.

Exports, on the way up, totaled 570,000 units in 9M10, versus 323,000 in 9M09, and are expected to record annual growth of 58% to 750,000 units, including cars, light commercial vehicles, trucks and buses.

The high Real favored vehicle imports and this is already worrying the local industry. According to ANFAVEA, the licensing of imported vehicles accounted for 19% of total licensings in September.

Jobs in the industry continue to climb and now total 134,000.

Construction:

The greater availability of credit and the acceleration of infrastructure investments continued to favor the construction industry, which remains one of the Brazilian economy’s main growth drivers.

Housing loans from the Caixa Econômica Federal (Brazilian Saving Bank), which finances 80% of the country’s mortgage lending, totaled R$53 billion in the first nine months of 2010, R$6 billion more than in the same period last year.

The sector also consolidated its position as one of the country’s biggest generators of jobs. According to the Ministry of Labor, the net number of industry jobs created in 2010 through August (hirings net of lay-offs) came to 309,000, 16% of total jobs created in the country, versus 8% in the same period in 2009.

According to Abramat (the Brazilian construction material manufacturers’ association), sales of construction materials did exceptionally well in 2010, moving up 17% year-on-year in the first eight months.

The outlook remains very positive. According to the CNI (National Confederation of Industry), construction GDP should record growth of 14% in 2010.

Distribution:

Sales by the distribution sector, which accounts for one-third of flat steel sales in Brazil, increased by 10% year-on-year in the first nine months of 2010. 3Q10 sales fell by 4% over 2Q10, affected by high inventory levels resulting from steel imports.

According to INDA (the Brazilian steel distributors’ association), flat steel purchases by distributors totaled 1 million tonnes in 3Q10, 25% down on the previous quarter.

Third-quarter imports amounted to 989,000 tonnes, 11% more than in 2Q10, although they are expected to come down in the coming months, given high distributor inventories, which are sufficient for 3.9 months, above the historical average of 2.8 months.

International

USA: Confirming the reduced dynamism of the U.S. economy, the country is confronting a series of macroeconomic challenges which may hamper growth in the years ahead. Low savings are limiting own-capital investment financing; unemployment remains at around 10%, discouraging consumption; the real estate market is still extremely precarious with no signs of a recovery; and the fiscal deficit is already more than US$1 trillion.

Although GDP is close to pre-crisis levels, it is still far from the forecasts in the period immediately prior to the eruption of the crisis in 2008. The IMF expects GDP growth of 2.7% in 2010 and 2.2% in 2011, showing that the recovery will be both slow and gradual.

The trade deficit, currently running at more than US$330 billion, is yet another source of worry for the U.S. government.

The steel product price hikes at the beginning of August merely accompanied the increase in raw material prices. New attempts to push up prices were made in September, but with no success. According to CRU, base prices are US$629/t FOB for hot-rolled coils and US$743/t FOB for cold-rolled coils. Some plants are charging less, resulting in lower margins due the pressure from input prices. Demand is also slowing down. Apparent consumption looks set to fall in 4Q10 over 3Q10, given the weak performance of the U.S. economy and the lower number of business days in the last quarter of the year.

Steel output in the first nine months totaled 61.1 million tonnes, 50% up year-on-year.

Nevertheless, orders are still below normal levels and inventories are low (2.3 months in August). Some blast furnaces are still shut down and installed capacity use fell to 68% at the beginning of October.

Europe: The EU has been presenting clear signs of an economic slowdown. The economy, which had been gradually recovering in the post-crisis period, was suddenly hit by a solvency crisis involving the Eurozone countries.

The combination of weak demand and public spending cuts by certain EU nations has generated expectations of low GDP growth in 2H10. The credit squeeze, together with the higher cost of capital, has been affecting the economy.

The IMF is projecting EU GDP growth of only 1.7% in 2010, followed by a further economic deceleration in 2011, leading to growth of 1.5%, accompanied by an unemployment rate of 10% in both years.

Steel production in the first nine months of 2010 totaled 129.8 million tonnes, 33% up on the same period last year, but still well below the 160 million tonnes recorded in 9M08. According to the World Steel Association, apparent demand in the Eurozone should reach 139 million tonnes in 2010, 18% higher than in 2009, and 147 million tonnes in 2011, 6% up on 2010.

Few orders were filled after the European vacation season. The market is awaiting the announcement of 4Q10 prices, given that raw material prices are still high and pressuring producers’ margins.

According to CRU, hot-rolled and cold-rolled coils in Germany are currently traded at US$737/t and US$862/t, respectively.

Asia: Despite the worldwide economic slowdown in recent months, Asia’s resilience has continued to push global growth. The IMF estimates average Asian growth of around 8% in 2010, led by China, India and Singapore with 10%, 8% and 15%, respectively.

These three countries have industrial production growth, strong domestic demand and intensive investments in common.

The depreciation of the Yuan continues to represent a competitive differential for Chinese products vis-à-vis the other countries and there are no signs of any change in the short and medium term. The government alleges that the sudden strengthening of the currency may further affect exports, which generates substantial numbers of jobs, as well as upset the balance of the global economy.

China, the world’s second biggest economy, recently adopted a series of measures to put a brake on the demand for credit and property purchases, and they have been successful: GDP growth fell for the second consecutive quarter, reaching 9.6% in 3Q10.

The Chinese government is also attempting to ration electricity in order to meet its energy targets laid down in the five-year economic plan which calls for a 20% reduction in energy consumption between 2006 and 2010. The aim is to make consumption more efficient, thereby reducing the country’s dependence on expensive natural resources. Through 2009 consumption fell by 15%. In addition to triggering a downturn in industrial output, this measure may hit steel production and partially explains the 3Q10 price hikes despite floundering demand.

Reflecting the pressured prices of productive raw material, hot-rolled and cold-rolled coils are currently traded at US$652/t and US$772/t, respectively, according to CRU.

Steel production in China in 9M10 moved up 13% year-on-year to 474.6 million tonnes. World Steel estimates apparent consumption of 579 million tonnes in 2010, 7% more than last year, and 599 million tonnes in 2011, 4% up on 2010.

Iron Ore:

Expectations remain positive. According to Macquarie, global iron ore demand will reach 1 billion tonnes in 2010, 8% up on 2009, 82% of which from Asia, 13% from Europe and 5% from the rest of the world. Brazil and Australia will be jointly responsible for more than 70% of supply.

According to IBRAM (the Brazilian Mining Institute), Brazil’s mining sector should turn over US$35 billion in 2010, equivalent to 2% of GDP, with iron ore alone generating US$24.5 billion, US$21 billion of which from exports. The Institute expects iron ore demand to remain buoyant for the next three years. Investments designed to meet this demand are estimated at US$40 billion through 2014.

Brazilian iron ore output should reach 370 million tonnes in 2010, versus 310 million tonnes last year. Exports through September totaled 222 million tonnes, 47% of which to China, showing that demand remains high.

China’s iron ore imports from Brazil have been growing, rising by 18% in September alone, due to:

1.	India, a major ore exporter to China, has entered the monsoon season, leading to a reduction in purchases of Indian ore.

2.

The Chinese government recently reduced the production of certain companies in order to comply with the country’s energy saving targets. Production returned to normal levels in September and, consequently, purchases of high-quality ore were resumed.

The increase in Chinese imports was reflected on iron ore spot price, which increased from US$124/t in July to US$153/t in October. Prices are expected to remain pressured in 1Q11 due to the limited supply.

Cement:

According to SNIC (the cement industry association), cement sales in the first nine months of 2010 totaled 43.7 million tonnes, 15.1% up year-on-year, reflecting the healthy performance of the construction industry, which recorded growth in all of its main segments: residential, infrastructure, commercial and industrial.

Imports of cement and related products jumped by 120% in 9M10 over the same period last year to 1.2 million tonnes, according to the Ministry of Development, Industry and Foreign Trade.

In order to meet market demand, investments of R$15 billion in new cement plants and the expansion of existing capacity are scheduled through 2016, increasing current capacity by 44 million tonnes.

Production

The Presidente Vargas Steelworks produced 1.23 million tonnes of crude steel in 3Q10, 3% more than in 2Q10, while rolled steel output fell by 5% to 1.20 million tonnes.

Production (in thousand t)	3Q09	2Q10	3Q10	Change
				3Q10 x 2Q10	3Q10 x 3Q09
Crude Steel (P Vargas Mill)	1,177	1,199	1,233	3%	5%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,177	1,199	1,233	3%	5%
Rolled Products (UPV)	1,323	1,187	1,133	-5%	-14%
Coils from Third Parties Consumption	0	80	70	-13%	-
Rolled Products (UPV)	1,323	1,267	1,203	-5%	-9%

Production Costs (Parent Company)

CSN’s total production costs stood at R$1,441 million in 3Q10, very close to the 2Q10 figure of R$1,433 million, with the increase in raw material costs being offset by an equivalent reduction in general manufacturing costs.

Raw materials: increase of R$37 million, primarily related to the following inputs:
- Coal: upturn of R$49 million, basically due to higher acquisition cost and increased consumption;
- Other raw materials: reduction of R$12 million, especially in regard to coating metals.

Labor: labor costs remained at the same level of 2Q10.

General costs: reduction of R$36 million, chiefly due to:
- Energy and fuel: decline of R$7 million, especially natural gas;
- Maintenance and supplies: reduction of R$29 million, primarily in the services line.

Depreciation: increase of R$7 million due to new incorporation of assets.

STEEL PRODUCTION COSTS - PARENT COMPANY

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 1.2 million tonnes in 3Q10, 8% down on the previous quarter. In 3Q10, steel product sales volume breakdown was: 87% for the domestic market, 10% for overseas subsidiaries, and 3% for exports.

Domestic Market

Domestic flat steel sales volume in 3Q10 fell by 10% over 2Q10 to 1.0 million tonnes.

Sales in the domestic market, where margins are traditionally higher, accounted for 87% of total sales in the quarter.

Exports

Exports reached 160,000 tonnes in 3Q10, 7% up on 2Q10. Sales by CSNLLC and Lusosider reached 119,000 tonnes, while direct exports totaled 41,000 tonnes.

Prices

In 3Q10, net revenue per tonne averaged R$2,055, less than 1% below the 2Q10 figure, impacted by the period reduction in prices and mix of products sold.

Mining

  PRODUCTION

Own production of finished iron ore products1 totaled 6.9 million tonnes in 3Q10, remaining flat over the previous quarter. Of this total, 5.4 million tonnes came from the Casa de Pedra mine and 1.5 million from Namisa. Namisa’s purchases from third parties amounted to 3.7 million tonnes, 2.0 million of which acquired from CSN.

In the first nine months, production of finished products1 reached 20.0 million tonnes, 18% up year-on-year, 16.1 million of which from Casa de Pedra and 3.9 million from Namisa. Namisa acquired 8.9 million tonnes from third parties, 4.6 million of which from CSN.

________________________
1 Production volume, purchases and sales include 100% of the stake in Namisa.

  SALES

In 3Q10, total sales of finished iron ore products1 by CSN and Namisa, excluding own consumption, amounted to 7.0 million tonnes, 13% more than in 2Q10 and a new Company’s record. Exports totaled 6.7 million tonnes, 4.4 million tonnes of which were sold by Namisa. Domestic sales stood at 0.3 million tonnes.

Year-to-date sales of finished iron ore products by CSN and Namisa reached 18.9 million tonnes1, 15% up on the first nine months of 2009. Exports stood at 17.8 million tonnes, 12 million tonnes of which were sold by Namisa. Domestic sales totaled 1.1 million tonnes.

Iron ore volume for own consumption reached 1.7 million tonnes in 3Q10 and 5.0 million tonnes in 9M10.

  INVENTORIES

Finished iron ore product inventories closed 3Q10 at 7.2 million tonnes.

Cement

Cement production totaled 292,000 tonnes in 3Q10, while sales came to 308,000 tonnes, generating net revenue of R$60 million.

Year-to-date cement output stood at 669,000 tonnes, accompanied by sales of 681,000 tonnes and net revenue of R$131 million.

Net Revenue

Net revenue totaled R$3,949 million in 3Q10, 2% up on 2Q10, chiefly due to the 42% upturn in mining revenue, in turn pushed by higher iron ore prices in 3Q10 and increased sales volume.

Selling. General and Administrative Expenses

SG&A expenses totaled R$318 million in 3Q10, in line with the R$304 million recorded in the previous quarter.

In the first nine months, these expenses came to R$937 million, 16% up year-on-year, primarily reflecting increased efforts on the sales front.

Other Revenue and Expenses

In 3Q10, CSN recorded a negative R$124 million in the “Other Revenue and Expenses” line, versus expenses of R$80 million in 2Q10. The R$44 million upturn was chiefly due to reinstatement of actuarial liabilities.

EBITDA

EBITDA totaled R$1,832 million in 3Q10, 2% up on 2Q10, primarily due to higher iron ore prices and sales volume. The EBITDA margin remained flat at 46%.

Year-to-date EBITDA came to R$4,932 million, a hefty 105% up year-on-year, accompanied by a margin of 45%, a 15 p.p. improvement.

Financial Result and Net Debt

The 3Q10 net financial result was negative by R$475 million, chiefly due to the following factors:

  Interest on loans and financing totaling R$502 million;
  Negative monetary and foreign exchange variations of R$107 million, including the result of derivative operations;
  The monetary restatement of tax provisions totaling R$90 million.

These negative effects were partially offset by returns on financial investments and other financial revenue, totaling R$224 million.

On September 30, 2010, the net debt stood at R$9.4 billion, R$1.1 billion more than the R$8.3 billion recorded on June 30, 2010.

Offsetting EBITDA of R$1.8 billion, the Company invested R$0.9 billion in fixed assets and R$1.3 billion in securities for trading and sale. In addition, the cost of debt came to R$0.5 billion in the quarter and other factors, such as working capital, cost a further R$0.2 billion.

The net debt/EBITDA ratio closed 3Q10 at 1.54x, based on LTM EBITDA of R$6.1 billion, virtually stable when compared to the 1.56x recorded at the end of the previous quarter. The increase in net debt between the two periods was offset by accrued EBITDA growth.

On July 14, CSN, through its wholly-owned subsidiary CSN Resources S.A., issued bonds worth US$1 billion at 6.5% p.a. and maturing in July 2020, pursuant to U.S. Rule 144A and Regulation S. The issue price was 99.096% and the bonds were guaranteed by CSN.

On September 16, CSN, through its wholly-owned subsidiary CSN Islands XII Corp., issued perpetual bonds worth US$1 billion at 7.0% p.a., pursuant to U.S. Rule 144A and Regulation S. The bonds are guaranteed by CSN and the proceeds were primarily used to settle the US$750 million perpetual bonds issued by CSN Islands X Corp in 2005, with return of 9.50% p.a.

Income Taxes

The Income Tax and Social Contribution effective rate increased from 16% in 2Q10 to 28% in 3Q10, reflecting exchange variation results from companies based overseas denominated in Reais. Consequently, in 3Q10 Income tax and Social Contribution expenses totaled R$286 million, R$116 million up on 2Q10.

Net Income

CSN posted 3Q10 net income of R$720 million, 19% down on 2Q10, reflecting primarily the R$116 million upturn in income tax and social contribution expenses and negative variation of R$44 million in Other Revenue and Expenses.

Capex

CSN invested R$864 million in 3Q10, R$505 million of which in subsidiaries and jointly-controlled companies, allocated as follows:

  Transnordestina Logística: R$363 million;
  CSN Cimentos: R$46 million;
  CSN Aços Longos: R$39 million;
  MRS Logística: R$33 million.

The remaining R$359 million went to the parent company, mostly in the following projects:

  Warehousing / Others: R$138 million;
  Maintenance and repairs: R$97 million;
  Expansion of the Casa de Pedra mine: R$56 million;
  Technological improvements: R$29 million;
  Expansion of the Port of Itaguaí: R$26 million.

Working Capital

Working capital closed September 2010 at R$2.0 billion, R$42 million up on June 2010 figure, thanks to the R$215 million upturn in assets, fueled by the increases in the "Accounts Receivable”, “Inventories” and “Advances on Taxes” lines. Liabilities moved up by R$173 million, chiefly due to the R$220 million upturn in the “Taxes Payable” line.

The average receivables period at the end of September 2010 was 27 days, stable over 2Q10, while the average supplier payment period narrowed from 33 days to 30 days in the same period. The inventory turnover period averaged 108 days, 13 days more than in 2Q10.

WORKING CAPITAL (R$MM)	2Q10	3Q10	Change 3Q10 x 2Q10
Assets	3,775	3,990	215
Accounts Receivable	1,298	1,345	47
Inventory (*)	2,436	2,553	117
Advances to Taxes	41	92	51
Liabilities	1,837	2,010	173
Suppliers	692	634	(58)
Salaries and Social Contribution	167	189	22
Taxes Payable	936	1,156	220
Advances from Clients	42	31	(11)
Working Capital	1,938	1,980	42

TURN OVER RATIO Average Periods	2Q10	3Q10	Change 3Q10 x 2Q10
Receivables	27	27	0
Supplier Payment	33	30	(3)
Inventory Turnover	95	108	13
* Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Capital Market

Share Performance

From January through September 2010, CSN’s shares appreciated by 8%, outperforming the IBOVESPA, which increased by 1% in the same period.

On the NYSE, CSN’s ADRs recorded an upturn of 14%, versus 3% for the Dow Jones in the same period.

Daily traded volume in CSN’s shares averaged R$116 million in 9M10, 8% up on the 9M09 average.

On the NYSE, daily traded volume in CSN’s ADRs averaged US$94 million in 9M10, 26% higher than the same period last year.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	3Q10*	2Q10*	9M10	9M09
N# of shares	1,510,359,220	1,510,359,220	1,510,359,220	1,510,359,220
Market Capitalization
Closing price (R$/share)	29.33	26.30	29.33	26.13
Closing price (US$/share)	17.67	14.69	17.67	14.71
Market Capitalization (R$ million)	42,762	38,345	42,762	38,093
Market Capitalization (US$ million)	25,762	21,418	25,762	21,440
Total return including dividends and interest on equity
CSNA3 (%)	12%	-24%	8%	100%
SID (%)	20%	-24%	14%	237%
Ibovespa	14%	-13%	1%	64%
Dow Jones	10%	-10%	3%	12%
Volume
Average daily (thousand shares)	3,204	4,022	3,947	5,183
Average daily (R$ Thousand)	90,601	118,773	116,354	107,597
Average daily (thousand ADRs)	4,382	6,377	5,737	7,485
Average daily (US$ Thousand)	71,481	103,821	94,502	74,957
Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

Webcast – 3Q10 Earnings Presentation

Conference Call in English October 29, 2010 - Friday 12:00 p.m. – Brasília time 10:00 a.m. – US ET Phone: +1 (973) 935-8893 Conference ID: 18338941 Webcast: www.csn.com.br/ir	Conference Call in Portuguese October 29, 2010 - Friday 10:00 a.m. – Brasília time 8:00 a.m. – US ET Phone: +55 (11) 3301-3000, followed by *0 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure(logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidatedgross revenue of R$14.0 billion in 2009, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producersworldwide. It is also one of the world’s most profitable steelmakers.

CSN’s EBITDA represents net income (loss) before the financial result, income tax and social contribution, depreciation andamortization, and other revenues and expenses. EBITDA should not be regarded as an alternative to net income (loss) as an indicator ofCSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considersEBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is notrecognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and othercompanies may define and calculate it differently.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as ameasurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation,or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance orevents that are expected in the future. These include future results that may be implied by historical results and the statementsunder ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries,interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws andregulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousand of R$

	3Q09	2Q10	3Q10	9M09	9M10
Gross Revenue	3,714,446	4,744,485	4,770,051	10,193,676	13,520,775
Gross revenue deductions	(728,676)	(871,930)	(821,216)	(2,272,222)	(2,514,751)
Net Revenues	2,985,770	3,872,555	3,948,835	7,921,455	11,006,024
Domestic Market	2,132,447	2,865,511	2,612,078	5,691,026	8,025,378
Export Market	853,323	1,007,044	1,336,757	2,230,429	2,980,646
Cost of Good Sold (COGS)	(1,890,656)	(2,002,139)	(2,024,585)	(5,294,587)	(5,814,261)
COGS, excluding depreciation	(1,702,495)	(1,784,767)	(1,809,591)	(4,736,834)	(5,171,839)
Depreciation allocated to COGS	(188,161)	(217,372)	(214,994)	(557,754)	(642,422)
Gross Profit	1,095,114	1,870,416	1,924,250	2,626,868	5,191,763
Gross Margin (%)	36.7%	48.3%	48.7%	33.2%	47.2%
Selling Expenses	(176,277)	(166,761)	(173,377)	(451,922)	(540,419)
General and administrative expenses	(114,590)	(126,840)	(134,674)	(330,184)	(366,217)
Depreciation allocated to SG&A	(7,735)	(10,241)	(10,329)	(22,872)	(29,918)
Other operation income (expense), net	661,422	(80,411)	(123,843)	533,356	(300,659)
Operating income before financial equity interests	1,457,934	1,486,163	1,482,028	2,355,246	3,954,550
Net Financial Results	(115,214)	(420,585)	(475,233)	49,803	(1,373,725)
Financial Expenses	(935,583)	(474,704)	(610,510)	(2,001,894)	(1,617,386)
Financial Income	299,527	89,072	232,218	1,167,609	448,989
Monetary and foreign exchange variations, net	520,842	(34,953)	(96,941)	884,088	(205,328)
Income before Social Contribution and Income Taxes	1,342,716	1,065,577	1,006,795	2,405,049	2,580,825
(Provision)/Credit for Income Tax	(158,288)	(3,409)	(158,663)	(581,382)	(185,986)
(Provision)/Credit for Social Contribution	(55,232)	(12,126)	(37,034)	(209,561)	(62,880)
Deferred Income Tax	16,274	(112,702)	(64,391)	177,719	(170,734)
Deferred Social Contribution	4,193	(41,795)	(25,598)	61,405	(64,665)
Non-Controlling Shareholders Interest	-	(1,546)	(899)	-	(777)
Net Income (Loss)	1,149,663	893,999	720,212	1,853,230	2,095,783
Adjusted EBITDA	992,408	1,795,825	1,832,048	2,402,515	4,932,351
EBITDA Margin (%)	33.2%	46.4%	46.4%	30.3%	44.8%

INCOME STATEMENT

PARENT COMPANY – Corporate Law – In Thousand of R$

	3Q09	2Q10	3Q10	9M09	9M10
Gross Revenue	3,073,067	3,690,364	3,419,262	7,871,571	10,392,325
Gross revenue deductions	(606,253)	(806,280)	(723,563)	(1,662,440)	(2,263,199)
Net Revenues	2,466,814	2,884,084	2,695,699	6,209,131	8,129,126
Domestic Market	1,931,425	2,642,922	2,385,076	4,946,196	7,373,426
Export Market	535,389	241,162	310,622	1,262,935	755,699
Cost of Good Sold (COGS)	(1,634,043)	(1,546,867)	(1,473,117)	(4,204,669)	(4,440,699)
COGS, excluding depreciation	(1,494,682)	(1,382,498)	(1,309,810)	(3,785,821)	(3,952,364)
Depreciation allocated to COGS	(139,361)	(164,369)	(163,307)	(418,848)	(488,335)
Gross Profit	832,771	1,337,217	1,222,582	2,004,462	3,688,427
Gross Margin (%)	33.8%	46.4%	45.4%	32.4%	45.4%
Selling Expenses	(114,583)	(133,160)	(138,277)	(329,107)	(441,913)
General and administrative expenses	(80,591)	(87,123)	(73,727)	(232,106)	(230,154)
Depreciation allocated to SG&A	(3,135)	(3,672)	(3,842)	(9,245)	(11,066)
Other operation income (expense), net	681,744	(78,608)	(106,464)	557,434	(306,439)
Operating income before financial equity interests	1,316,206	1,034,654	900,272	1,991,438	2,698,855
Net Financial Results	(309,289)	(603,554)	(403,407)	(290,434)	(1,565,785)
Financial Expenses	(987,285)	(539,914)	(820,984)	(2,160,004)	(1,955,295)
Financial Income	92,675	73,958	58,422	260,980	360,260
Monetary and foreign exchange variations, net	585,321	(137,598)	359,155	1,608,590	29,250
Equity interest in subsidiary	171,070	576,252	365,015	326,453	1,156,221
Income before Social Contribution and Income Taxes	1,177,987	1,007,352	861,880	2,027,457	2,289,291
(Provision)/Credit for Income Tax	(89,406)	13,810	(69,461)	(396,848)	(58,417)
(Provision)/Credit for Social Contribution	(32,509)	(7,682)	(22,629)	(143,771)	(37,344)
Deferred Income Tax	58,410	(82,718)	(43,317)	242,760	(87,781)
Deferred Social Contribution	21,100	(26,691)	(17,895)	86,452	(30,134)
Net Income (Loss)	1,135,582	904,071	708,578	1,816,050	2,075,615
EBITDA	776,958	1,281,303	1,173,885	1,862,097	3,504,695
EBITDA Margin (%)	31.5%	44.4%	43.5%	30.0%	43.1%

BALANCE SHEET

Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Current Assets	18,994,489	15,955,672	5,159,287	5,626,688
Cash and Cash Equivalents	11,483,807	9,672,152	57,740	507,817
Trade Accounts Receivable	1,345,098	1,298,017	1,316,203	1,429,378
Inventory	3,378,031	3,169,688	2,588,971	2,485,136
Deferred Income Tax and Social Contribution	634,937	784,686	411,585	579,335
Guarantee margin of financial instruments	205,273	147,109	-	-
Others	1,947,343	884,020	784,788	625,022
Non-Current Assets	17,401,371	16,706,665	29,207,623	27,958,736
Long-Term Assets	3,394,848	3,497,551	3,130,271	3,101,707
Investments	642,840	511,045	17,851,623	16,843,062
PP&E	12,870,898	12,199,654	8,113,921	7,900,069
Intangible	465,244	468,983	86,977	87,924
Deferred	27,541	29,432	24,831	25,974
TOTAL ASSETS	36,395,860	32,662,337	34,366,910	33,585,424
Current Liabilities	5,709,159	4,117,301	4,084,840	4,252,349
Loans, Financing and Debentures	2,902,495	1,468,927	1,640,987	1,942,519
Suppliers	633,667	691,768	380,458	437,590
Taxes and Contributions	1,195,323	1,107,928	931,611	916,289
Dividens Payable	268,326	179,030	268,604	179,759
Others	709,348	669,648	863,180	776,192
Non-Current Liabilities	23,023,334	21,553,457	22,727,922	22,438,177
Long-term Liabilities	23,023,334	21,553,457	22,727,922	22,438,177
Loans, Financing and Debentures	18,018,083	16,472,416	12,754,698	12,540,600
Provisions for contingencies, net judicial deposits	794,201	737,876	755,791	699,210
Deferred Income Tax and Social Contribution	103,157	65,604	53,589	23,116
Accounts Payable with Subsidiaries	-	2,977,760	-	8,104,477
Others	4,107,893	1,299,801	9,163,844	1,070,774
Non-Controlling Shareholders Interest	143,229	142,326	-	-
Shareholders' Equity	7,520,138	6,849,252	7,554,148	6,894,898
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,423,483	5,411,848	5,457,494	5,457,494
Treasury Stock	(1,191,559)	(1,191,559)	(1,191,559)	(1,191,559)
Equity Adjustments	(200,800)	(240,642)	(200,766)	(240,642)
Retained Earnings	1,808,037	1,188,628	1,808,002	1,188,628
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,395,860	32,662,337	34,366,910	33,585,424

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousands of R$

	3Q09	2Q10	3Q10	9M09	9M10
Cash Flow from Operating Activities	244,053	994,268	1,210,607	(1,123,720)	2,464,645
Net Income for the period	1,149,663	893,999	720,212	1,853,230	2,095,783
Foreign exchange and monetary variations, net	(151,303)	58,413	(85,294)	(1,257,480)	187,144
Provision for financial expenses	235,278	337,948	341,406	782,355	1,030,674
Depreciation, exhaustion and amortization	195,896	227,612	233,678	580,626	680,695
Write-off of permanent assets	24,618	-	-	33,665	-
Gain (Loss) on percentage variation	(835,115)	-	-	(835,115)	-
Provisions for Swap/Forward	244,930	6,326	224,875	(162,508)	88,161
Deferred income taxes and social contribution	(20,468)	154,497	89,989	(239,124)	235,399
Non-Controlling Shareholders Interest	-	1,546	899	-	777
Provisions	82,998	(45,385)	47,100	144,628	61,274
Working Capital	(682,443)	(640,688)	(362,258)	(2,023,998)	(1,915,262)
Accounts Receivable	(31,315)	(115,354)	(27,755)	(67,289)	(94,526)
Inventory	677,606	(170,984)	(203,334)	780,928	(806,236)
Suppliers	(775,977)	141,944	(57,482)	(1,015,687)	126,312
Taxes	64,654	(38,430)	(77,896)	113,968	(69,288)
Interest Expenses	(476,004)	(264,416)	(309,948)	(999,573)	(934,821)
Judicial Deposits	(34,158)	(9,387)	(25,820)	(751,583)	(42,775)
Investments in trading securities	-	(168,235)	175,675	-	(181,051)
Others	(107,249)	(15,826)	164,302	(84,762)	87,123
Cash Flow from Investment Activities	(109,199)	(988,772)	(2,360,465)	327,035	(3,857,036)
Derivatives	-	(10,004)	(193,663)	1,661,482	(226,404)
Equity Swap Net Effects	335,997	-	-	-	-
Investments/ Future Advance for Capital Increase	(359)	(19)	(1,303,185)	(359)	(1,337,402)
Fixed Assets/Deferred/Intangible	(444,837)	(978,749)	(863,617)	(1,334,088)	(2,293,230)
Cash Flow from Financing Activities	2,985,234	454,020	3,349,363	1,745,723	5,072,473
Issuances	5,347,088	2,177,391	3,609,567	6,547,917	7,438,332
Amortizations	(1,011,527)	(162,973)	(259,845)	(1,683,776)	(805,102)
Dividends / Equity Interest	(20)	(1,560,398)	(359)	(1,768,111)	(1,560,757)
Treasury Stock	(1,350,307)	-	-	(1,350,307)	-
Foreign Exchange Variation on Cash and Cash Equivalents	(292,425)	63,729	(387,850)	(1,264,606)	(283,017)
Free Cash Flow	2,827,663	523,245	1,811,655	(315,568)	3,397,065

SALES VOLUME (Thousand tonnes) CONSOLIDATED

	3Q09	2Q10	3Q10	9M09	9M10
DOMESTIC MARKET	884	1,151	1,031	2,239	3,276
Slabs	2	12	7	6	49
Hot Rolled	338	509	496	815	1,446
Cold Rolled	174	202	163	442	560
Galvanized	248	295	239	612	828
Tin Plate	122	134	126	365	394
FOREIGN MARKET	436	149	160	671	476
Slabs	132	-	-	162	-
Hot Rolled	152	0	0	152	1
Cold Rolled	1	2	8	1	11
Galvanized	127	118	117	278	362
Tin Plate	24	29	36	77	102
TOTAL MARKET	1,320	1,300	1,191	2,910	3,752
Slabs	134	12	7	168	49
Hot Rolled	490	509	496	967	1,447
Cold Rolled	175	204	170	444	570
Galvanized	375	413	356	890	1,190
Tin Plate	146	162	161	442	496

NET REVENUE PER UNIT (R$/t) CONSOLIDATED

	3Q09	2Q10	3Q10	9M09	9M10
TOTAL MARKET	1,667	2,074	2,055	1,918	2,032

SALES VOLUME (Thousand tonnes) PARENT COMPANY

	3Q09	2Q10	3Q10	9M09	9M10
DOMESTIC MARKET	921	1,172	1,030	2,262	3,308
Slabs	3	12	7	7	49
Hot Rolled	338	517	497	795	1,463
Cold Rolled	256	205	163	638	589
Galvanized	196	303	234	452	806
Tin Plate	128	135	129	370	401
FOREIGN MARKET	436	36	42	625	121
Slabs	185	-	-	215	0
Hot Rolled	178	0	0	236	0
Cold Rolled	40	-	-	85	0
Galvanized	9	8	6	11	19
Tin Plate	24	28	36	77	102
TOTAL MARKET	1,357	1,208	1,072	2,887	3,429
Slabs	188	12	7	222	49
Hot Rolled	516	517	497	1,031	1,464
Cold Rolled	296	205	163	723	589
Galvanized	205	311	240	464	825
Tin Plate	152	163	164	447	503

NET REVENUE PER UNIT (R$/t) PARENT COMPANY –

	3Q09	2Q10	3Q10	9M09	9M10
TOTAL MARKET	1,539	2,052	2,041	1,771	2,007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.